

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2023

Jinbo Li
Chief Executive Officer
Xunlei Ltd
3709 Baishi Road, Nanshan District, Shenzhen, 518000
The People's Republic of China

    **Re: Xunlei Ltd**
       **Form 20-F for the Fiscal Year Ended December 31, 2022**
       **File No. 001-35224**

Dear Jinbo Li:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Disclosure Review Program

cc:    Haiping Li